Environment One Corporation
                     Non-Employee Directors Stock Grant Plan
                                October 16, 1996



At the July 17, 1996 Board of Directors meeting, a motion was unanimously passed outlining a stock grant plan for Non-Employee Directors. Each Non-Employee director will receive a stock grant equivalent to $10,000 on September 1 of each year following election to the Board of Directors. This grant is in lieu of all cash compensation for meeting and/or committee attendance. The amount of shares issued to each Non-Employee Director would be calculated by dividing $10,000 by the closing stock price on September 1 (or the next trading day if September 1 is a weekend) of each year. For example if the EONE closing stock price on September 1, 1996 was $5 per share, each non-employee director would be entitled to 2,000 shares of common stock. This plan is intended to be registered with the SEC on a Form S-8 and therefore each share issued would not be restrictive.

The above paragraph constitutes this plan and was drafted after the July 17, 1996 Board meeting for ratification by the Board of Directors at the October 16, 1996 Board meeting. The plan will be registered pending ratification and be retroactive to September 1, 1996.



/s/Stephen V. Ardia
----------------------------
Stephen V. Ardia
Chairman, President and CEO




/s/ Philip W. Welsh
----------------------------
Philip W. Welsh
Treasurer and Director of Finance